EX-99.5 ANNUAL REPORT PURSUANT TO INDIA COMPANIES ACT UNDER INDIAN GAAP FOR FISCAL YEAR ENDED MARCH 31, 2000

                                                                    Exhibit 99.5

                                DIRECTORS' REPORT

To:
The Members of Rediff.com India Limited.

Your directors have pleasure in presenting to you their Fifth Annual Report together with the Audited Annual Accounts for the year ended 31st March 2000.


FINANCIAL HIGHLIGHTS:                            Rs.'000
Year ended March 31                                 2000          1999
Total Income                                      95,678        37,228
Gross Profit before Depreciation                (280,088)      (32,822)
Depreciation                                     (12,391)       (1,913)
                                                --------       -------
Profit & (Loss) for the year                    (292,479)      (34,735)
Provision for tax                                   (190)         (149)
                                                --------       -------
Net Loss                                        (292,669)      (34,884)
                                                --------       -------
Short provision for tax                               --           (33)
Deficit brought forward from previous year       (65,457)      (30,539)
Balance carried to Balance Sheet                (358,126)      (65,457)


REVIEW OF FINANCIALS:

Rapid growth during the year helped your Company achieve Operating Revenues of Rs.82.7 million, a growth of over 130%.

Advertisements & banner revenues at Rs.34.7 million increased by Rs.22.2 million or 178% over previous year, while gross revenues from E-commerce at Rs.19.2 million increased by Rs.16.3 million. Improvement in revenues from services to Rs.28.9 million, a growth of 41% also contributed to the Operating revenues.

Other Income at Rs.12.9 million was higher than the previous year by Rs.11.6 million primarily due to higher interest income earned subsequent to private placements of Equity Shares at premium during December 1999.

Loss before depreciation was higher at Rs.280 million as compared to the previous year figure of Rs.33 million. This was primarily due to increased focus on high growth through:

        a) Aggressive brand building (Rs.195 million)

        b) Increased cost of manpower and related establishment/communication costs (Rs.46 million).

        c) Increased cost of obtaining scaleable technologies on product development (Rs.23 million).

Depreciation for the period at Rs.12.4 million was Rs.10.5 million higher than the previous year. Capital Expenditure (Rs.77 million) during the year resulted in depreciation for the year being higher by Rs.8.3 million. Also during the year, your Company revised the estimated useful life of the assets, with retrospective re-computation of depreciation resulting in an incremental charge of Rs.2.2 million for the period up to March 31, 1999. This is a conservative approach taken by the Company.

Consequently loss for the year under review Rs.292.5 million was higher than the previous year figure of Rs.34.7 million. After providing for taxes, the net loss Rs.292.7 million was carried to the Balance Sheet.


CAPITAL:

During the year your Company tied up with four strategic investors, raising a total of Rs.850 million at a premium of Rs.815.6 million (net of Rs.19.9 million of share issue expenses).


OPERATIONAL REVIEW

With the growth catalysts like the declining internet access costs, deregulation of ISPs and emergence of cyber cafes, the internet user base is expected to grow at a CAGR of 86% thru till 2003 (IDC estimates). Currently this user base is over 4 million users. During the year, your Company has leveraged on its leadership position to increase traffic. Through effective brand building, pioneering products, relevant cultural offerings, your Company has been able to increase the page views to 70 million in March 2000 while the registered e-mail user base increased to 640,000 on March 31, 2000, an increase of 23 times over the same month in the previous year.

As the Company moves ahead, it would focus on:

a) Building strategic relationships for sponsorships and channel partners.

b) Emerging access technologies such as broadband and wireless.

c) Relevant content to the global Indian community, such as local language editions, search engines customized to provide India relevant content, etc.

d) Channels relevant to Indian interests, such as cricket, astrology etc.

e) Relevant community offerings e.g. Match-making, U.S.-Editions, Jobs/Tech. Jobs etc. for building a dominant consumer internet business serving the global Indian community.


POST BALANCE SHEET MATERIAL EVENTS:
(i) AMERICAN DEPOSITARY SHARES (ADS) ISSUE AND LISTING ON NASDAQ

During June 2000 your Company issued 5.29 million American Depositary Receipts
(ADS), (equivalent to 2.645 million fresh Equity Shares), at $12 per ADS. Those were listed at NASDAQ on June 14, 2000. The gross amount raised was over $63 million. This includes a Premium of $56.5 million after netting of share issue expenses.


(ii) STRATEGIC ACQUISITIONS

The Company aims to pursue opportunities to form strategic relationships, including acquisition, investment and alliances, in order to expand its offerings, technology and distribution systems.


AWARDS AND RECOGNITION

The Company received the following accolades during the year ended March 31, 2000.

      - 'India's best Website'                   - PC World
      - 'Best India Website'                     - Chip - Magazine
      - 'No.1 E-commerce site in India'          - PC - Quest


CORPORATE GOVERNANCE:

In line with good corporate governance policies, your Company has constituted an Audit Committee and Compensation Committee to effectively strengthen the internal control system and appropriate compensation related decisions.


YEAR 2000 ISSUES:

Measures taken by your company to be Year 2000 compliant enabled a smooth rollover to the new millennium.


EMPLOYEES:

The particulars of employees, as required by under Section 217(2A) of the Companies Act, 1956, are given as annexure to this report.


ESOP/ASOP:

Employee Stock Option Plan 1999:

As of March 31, 2000, the Company had granted, under the ESOP, an aggregate of 4,446 warrants, equivalent to the right to purchase 222,300 Equity Shares, after giving effect to the Company's 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of U.S.$6.73 (Rs.293) per share.

Associate Stock Option Plan 1999:

A total of 198,000 Equity Shares, after giving effect to the Company's 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ASOP. As of March 31, 2000, the Company had granted an aggregate of 1,472 warrants under the 1999ASOP, equivalent to the right to purchase 73,600 Equity Shares, after giving effect to the Company's 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average of exercise price of U.S.$11.73 (Rs.511) per share.

2000 Stock Option Plan

The Rediff.com India Limited 2000 Stock Option Plan, referred to as the "2000 Plan," provides for the grant of two types of options to your employees. Incentive stock options may provide your employees with beneficial tax treatment and non statutory stock options don't qualify as incentive stock options. A total of 80,000, after giving effect to the Company's 2 to 5 reverse share split effective as of May 3, 2000, of the Company's Equity Shares are currently reserved for issuance pursuant to the 2000 Plan. All options under the 2000 plan will be exercised for ADSs.


ADDITIONAL INFORMATION:

Particulars pursuant to companies (Disclosure of particulars in respect of the Board of Directors) Rules 1988.

1.      Conservation of Energy:

        The operation of your Company is not energy intensive. Adequate measures have however been taken to reduce energy consumption by using energy efficient computer equipments incorporating latest technologies.

2.      Technology Absorption:

        Since Portal business technologies are evolving constantly, continuous investments and improvements are being made to the content, community and commerce offerings made to the customers which are classified as product development expenses and not separately as Research and Development expenses. Your Company has continued to improve its revenue productivity due to the above efforts, and hence was able to maintain gross margins despite increasing costs.

3.      Foreign Exchange Earnings and Outgo:

        The required information in respect of foreign exchange earnings and outgo is given in Note 6 & 7 of notes to accounts.

FIXED DEPOSITS:

During the year under review, your Company has not accepted any fixed deposits from public.

DIRECTORS:

In accordance with Article 12.1.5 of the Articles of Association of the Company, Diwan Arun Nanda retires from office by rotation and, being eligible, offers himself for re-appointment.

Mr. Charles Kaye was appointed a Director on the Board in June 1999 and Mr. Pulak Prasad was appointed as an Alternate Director for him.

Mr. Richard Lee was appointed as the additional director and in terms of the provisions of Section 260 of the Companies Act, 1956. He holds office until the conclusion of the forthcoming Annual General Meeting. Your Company has received notices from members proposing the candidature of Mr. Richard Lee for the office of Ordinary Director. Your Directors have placed the resolution for your approval at the forthcoming Annual General Meeting.

AUDITORS:

Delloite, Haskins & Sells, Chartered Accountants, who had been appointed by the Members at their previous Annual General Meeting as the Statutory Auditors of the Company for the year 1999-2000 would be retiring at the conclusion of the forthcoming Annual General Meeting and are eligible for re-appointment. The auditors have confirmed their eligibility and willingness to accept the office, if re-appointed. The Members are requested to consider their re-appointment, at a remuneration to be decided by the Board of Directors, for the financial year ending March 31, 2001, as set out in the Notice convening the Annual General Meeting.

AUDITOR'S REPORT:

The observations made in the Auditor's Report in MAOCARO, the Directors wish to state that in the light of increasing volumes of the business your Company has initiated the process to strengthen Internal Control processes.

ACKNOWLEDGEMENT:

Your Directors place on record their wholehearted appreciation of services rendered by your Company's employees.

Place: Mumbai                                 For and on behalf of the Board
Date: August 22, 2000.
                                                       Chairman

                                   ANNEXURE I

INFORMATION IN ACCORDANCE WITH THE PROVISIONS OF SECTION 217(2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE DIRECTORS' REPORT

                                                                                               DATE OF
                                                            GROSS     QUALIFICATION   EXP.     COMMENCE-            LAST
                                                         REMUNERATION               IN YEARS    MENT OF          EMPLOYMENT
          NAME          AGE       DESIGNATION                 RS.                             EMPLOYMENT             HELD
          ----          ---       -----------            ------------ ------------- --------  ----------      ---------------
A)EMPLOYED THROUGHOUT
THE FINANCIAL YEAR

Aninda Shome            37  Vice President  - Sales         1372680   BA, Dip. In      15     15/02/1996    Bennet Colman & Co. Ltd
                                                                      Hotel Mgmnt.

Ashish Mehrotra         33  Director - HR                    668120   MBA              11     18/03/1999    Reliance Telecom Ltd

Debasis Ghosh           31  Manager - Brand Marketing        600900   BSc               9     24/04/1998    Siacchi & Siacchi

Jasmeet Singh Gandhi    33  Vice President - Strategic       690840   MBA              11     20/12/1995    Ogilvy & Mather Adv.
                            Services                                                                        P Ltd

K.Balachandran Unni     34  Director - E Shopping            622010   MBA              11     10/07/1998    Multiple Zone

Mahesh Patwardhan       41  Director - Web Technology        584654   MCS              14     01/11/1997    Digital Equipment

Nikhil Lakshman         40  Editor                          1504220   BSc              22     01/02/1996    Mid Day Publications
                                                                                                            Pvt. Ltd.

Prem Panicker           41  Executive Editor  - Sports       602970   BA               10     01/01/1996    The Sunday Observer

Rajiv Warrier           33  Chief Financial Officer          734170   MBA              11     15/06/1998    ICICI LTtd.

Srikant Srinivasan      30  Manager - Technology             519660   BSc               7     16/12/1998    Weikfield Mnemomix


INFORMATION IN ACCORDANCE WITH THE PROVISIONS OF SECTION 217(2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE DIRECTORS' REPORT

                                                                                               DATE OF
                                                            GROSS     QUALIFICATION   EXP.     COMMENCE-            LAST
                                                         REMUNERATION               IN YEARS    MENT OF          EMPLOYMENT
          NAME          AGE       DESIGNATION                 RS.                             EMPLOYMENT             HELD
          ----          ---       -----------            ------------ ------------- --------  ----------      ---------------
EMPLOYED FOR PART OF THE FINANCIAL YEAR

Amitabh Vira            35  Web Strategist                   514200   MA                7     01/06/1998    Lintas Ltd.

Indranil Ghosh          30  Chief Manager - Delhi Branch     524842   MCom              7     01/02/1997    Network Program Inc.

Nitin Gupta             40  President & Chief Operating      936600   MBA              17     01/02/2000    GE Capital
                            Officer

Punit Pandey            32  Senior Manager  - Ad. Sales      392954   BCom             11     19/07/1999    MTV India Pvt. Ltd.


Rohit Varma             41  Vice President  - Brand          657586   MBA              16     04/06/1999    VST Industries Ltd.
                            Marketing

Sheela Bhatt            40  Executive Editor  - Gujarati     108600   BCom             19     01/02/2000    News Television India
                            Edition                                                                         P Ltd

Shirish B Kotmire       32  National Channel Marketing       171990   MBA               7     03/01/2000    Asian Paints Ltd.
                            Manager

Venkateswar R Nishtala  41  Executive Vice President -       954900   BE               18     24/12/1999    CyberCash India P Ltd
                            Technology Strategy

Vinayak Purohit         44  Vice President  - Finance         84844   CA               20     23/03/2000    United Phosphorous Ltd.


Notes:

Gross remuneration includes Salary, Allowances, Perquisites and Company's contribution to Provident Fund.

The nature and conditions of employment in all cases are contractual. All employees are wholetime employees of the Company.

None of the employees mentioned above is related to any Director of the Company.


                                            FOR AND ON BEHALF OF THE BOARD



                                            AJIT BALAKRISHNAN
                                            CHAIRMAN & MANAGING DIRECTOR

                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of REDIFF.COM INDIA LIMITED (FORMERLY REDIFF COMMUNICATION LIMITED) as at March 31, 2000, and also the Profit and Loss Account of the company for the year ended on that date, annexed thereto, and report that:

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Central Government in terms of Section 227
        (4A) of the Companies Act, 1956, we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

        a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

        b) in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of the books;

        c) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the above books of account;

        d) Accounting Standard 6 (Revised) on Depreciation Accounting requires that when the estimated useful lives of fixed assets are revised, the unamortized depreciable amount should be spread over the remaining useful lives. The Company has however elected to retrospectively recompute depreciation from the dates assets were first put to use and to account for the resultant additional charge till March 31, 1999 of Rs.2,258,712 in this year itself, it being a more conservative approach.

Except for the foregoing, in our opinion, the Balance Sheet and Profit and Loss Account comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956.

        e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the accounting policies and notes thereon give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view:

            (i) in the case of the Balance sheet, of the state of affairs of the company as at March 31, 2000, and

            (ii) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

                                                    FOR DELOITTE HASKINS & SELLS
                                                           Chartered Accountants



                                                                P. B. Pardiwalla
                                                                         Partner

Mumbai, India.

Dated: 25 August, 2000

ANNEXURE TO THE AUDITORS' REPORT
RE: REDIFF.COM INDIA LIMITED
(FORMERLY REDIFF COMMUNICATION LIMITED)

REFERRED TO IN PARAGRAPH 1 OF OUR REPORT OF EVEN DATE.

1. The nature of the company's activities is such that the requirements of items (iii), (iv), (v), (vi), (xii) and (xiv) of clause A of paragraph 4 of the Order are not applicable to the company.

2. The company has maintained proper records to show full particulars, including quantitative details and situation of its fixed assets. Physical verification of most of the fixed assets has been carried out by the management during the year. We are informed that no material discrepancies were noticed on such verification as compared with the records of fixed assets.

3.         None of the fixed assets have been revalued during the year.

4. The company had taken interest free unsecured loans from a director, the terms and conditions of which, in our opinion, are not prima facie prejudicial to the interests of the company. These loans were repaid by the company during the year. Apart from these loans, the company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 and/or from companies under the same management within the meaning of section 370 (1B) of the Companies Act, 1956.

5. The company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 and/or to companies under the same management within the meaning of section 370 (1B) of the Companies Act, 1956.

6. The employees to whom interest free loans have been given by the company are repaying the principal amounts as stipulated.

7. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the company and the nature of its business with regard to purchase of equipment and other assets. However, in our opinion, the internal control procedures for sale of the company's services and its e-commerce activities need to be strengthened in order to be commensurate with the size of the company and the nature of its business.

8. In our opinion and according to the information and explanations given to us, the transactions for sale of services to a party, made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956, and aggregating during the year to Rs. 50,000/- or more, have been made at prices which are reasonable having regard to the prices at which transactions for similar services have been made with other parties. There are no transactions of purchase and sale of goods and materials of the nature described above.

9.         The company has not accepted any deposits from the public.

10. The company has an internal audit system, which in our opinion needs to be strengthened to be commensurate with the size of the company and the nature of its business.

11. The maintenance of cost records has not been prescribed by the Central Government under section 209(1)(d) of the Companies Act, 1956, for the business carried on by the company.

12. According to the records of the company, provident fund dues have generally been regularly deposited by the company with the appropriate authorities. We are informed that the provisions of the Employees' State Insurance scheme are not applicable to the company.

13. According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2000, for a period of more than six months, from the date they became payable.

14. According to the information and explanations given to us, no personal expenses of employees or directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practices.

15. The company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

16. The nature of the company's business is such that it does not require materials and stores and hence the question of a reasonable system of recording materials and stores and allocating materials consumed to relative jobs does not arise.

17. In our opinion and according to the information and explanations given to us, the company does not have a system of allocating man-hours utilised to relative jobs. Consequently, costs are charged off to revenue as incurred. The management has represented that costs in respect of jobs on hand are not carried forward, the quantum being immaterial.

18. The company has a reasonable system of authorisation at proper levels. The nature of the company's business is such that it does not require any materials and stores. As mentioned in para 17 above, the company does not have a system of allocating man-hours utilised to relative jobs. We are however informed that controls are exercised on the total labour costs incurred by the company.



                                                    FOR DELOITTE HASKINS & SELLS
                                                           Chartered Accountants



                                                                P. B. Pardiwalla
                                                                         Partner

Mumbai, India.

Dated: 25 August,2000

                            REDIFF.COM INDIA LIMITED
                    (FORMERLY REDIFF COMMUNICATION LIMITED)
                       BALANCE SHEET AS AT MARCH 31, 2000.

                                                                                                    AS AT
                                                                    SCHEDULE                     03.31.1999
                                                                       NO.         RUPEES          RUPEES
                                                                    --------     -----------     -----------
I. SOURCES OF FUNDS

     (1) SHAREHOLDERS' FUNDS:

         (a) Capital                                                      1       50,751,000      36,227,000

         (b) Reserves and surplus                                         2      862,044,841      46,850,000
                                                                                 -----------     -----------
                                                                                 912,795,841      83,077,000
                                                                                 -----------     -----------

     (2) LOAN FUNDS:


         (a) Unsecured loans                                              3               --      19,133,859

                                                                                 -----------     -----------
                                             TOTAL                               912,795,841     102,210,859
                                                                                 ===========     ===========

II. APPLICATION OF FUNDS

     (1) FIXED ASSETS:                                                    4       93,416,686      18,419,985

         (a) Gross Block                                                          15,386,931       3,326,797

         (b) Less: Depreciation
                                                                                 -----------     -----------
         (c) Net Block                                                            78,029,755      15,093,188
                                                                                 -----------     -----------



     (2) INVESTMENTS                                                      5        5,999,898              --

     (3) CURRENT ASSETS, LOANS AND ADVANCES:

         (a)  Sundry debtors                                              6       36,155,286      14,873,590

         (b)  Cash and bank balances                                      7      504,696,811      10,535,195

         (c)  Loans and advances                                          8       54,450,241       8,863,568
                                                                                 -----------     -----------
                                                                                 595,302,338      34,272,353
                                                                                 -----------     -----------

         LESS:
         CURRENT LIABILITIES AND PROVISIONS:


         (a) Liabilities                                                  9      144,694,950      13,994,690

         (b) Provisions                                                  10        1,014,198         648,507
                                                                                 -----------     -----------
                                                                                 145,709,148      14,643,197
                                                                                 -----------     -----------
                                                                                 -----------     -----------
         NET CURRENT ASSETS                                                      449,593,190      19,629,156
                                                                                 -----------     -----------



     (4) (a)  MISCELLANEOUS EXPENDITURE (TO THE EXTENT NOT               11       21,046,770       2,031,366
     WRITTEN OFF OR ADJUSTED)



         (b)  PROFIT AND LOSS ACCOUNT                                            358,126,228      65,457,149
                                                                                 -----------     -----------
                                             TOTAL                               912,795,841     102,210,859
                                                                                 ===========     ===========

ACCOUNTING POLICIES AND NOTES TO
BALANCE SHEET AND PROFIT AND LOSS ACCOUNT                                16

As per our attached report of even date
FOR DELOITTE HASKINS & SELLS                                                  FOR AND ON BEHALF OF THE BOARD
CHARTERED ACCOUNTANTS


P.B.PARDIWALLA                                                   A.BALAKRISHNAN
Partner                                                    Chairman & Managing Director            Director

MUMBAI, INDIA                                                     MUMBAI, INDIA
DATED:        25.08.2000                                        DATED: 22.08.2000

                            REDIFF.COM INDIA LIMITED
                    (FORMERLY REDIFF COMMUNICATION LIMITED)
            PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED MARCH 31, 2000.

------------------------------------------------------------------------------------------------------------
                                                                    SCHEDULE                      PREVIOUS
                                                                       NO.                          YEAR

                                                                                   RUPEES          RUPEES
------------------------------------------------------------------------------------------------------------
INCOME

Operating revenue                                                        12       82,724,727      35,920,125

Other income                                                             13       12,953,276       1,308,422
                                                                                 -----------     -----------
                                                                                  95,678,003      37,228,547
                                                                                 -----------     -----------

EXPENDITURE

Personnel expenses                                                       14       46,554,220      21,838,917

Operating and other expenses                                             15      329,212,254      48,211,670

Depreciation
 (see note - 3 (i))                                                               12,390,608       1,913,216
                                                                                 -----------     -----------
                                                                                 388,157,082      71,963,803
                                                                                 ===========     ===========

LOSS FOR THE YEAR                                                                292,479,079      34,735,256



Provision for tax (U.S. State & Arizona Corporate                                    190,000         149,065
Income Tax and including wealth tax Rs.40,000,
previous year Rs.Nil)

                                                                                 -----------     -----------
                                                                                 292,669,079      34,884,321

Short provision for taxes (U.S. State & Arizona                                           --          33,536
Corporate Income Tax) in respect of an earlier year.


DEFICIT BROUGHT FORWARD FROM PREVIOUS YEAR                                        65,457,149      30,539,292

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
BALANCE CARRIED TO BALANCE SHEET                                                 358,126,228      65,457,149
------------------------------------------------------------------------------------------------------------

ACCOUNTING POLICIES AND NOTES TO
BALANCE SHEET AND PROFIT AND LOSS ACCOUNT                                16

As per our attached report of even date
FOR DELOITTE HASKINS & SELLS                                FOR AND ON BEHALF OF THE BOARD
CHARTERED ACCOUNTANTS


P.B. PARDIWALLA                                             A.BALAKRISHNAN
Partner                                                     Chairman & Managing Director          Director

MUMBAI, INDIA                                               MUMBAI, INDIA
DATED:            25.08.2000                                DATED: 22.08.2000

                            REDIFF.COM INDIA LIMITED
                    (FORMERLY REDIFF COMMUNICATION LIMITED)
                     SCHEDULES FORMING PART OF THE BALANCE
                          SHEET AS AT MARCH 31, 2000.

SCHEDULE 1: SHARE CAPITAL

                                                                                            As at
                                                                                         03.31.1999

                                                                                   Rupees           Rupees
Authorized:
50,000,000 Equity Shares of Rs.2/- each                                          100,000,000      50,000,000

(previous year 5,000,000 Equity Shares of Rs.10/- each)

Issued and subscribed:
25,375,500 (previous year 3,622,700) Equity Shares of Rs. 2/-                     50,751,000      36,227,000

(previous year Rs. 10/-) each, fully paid-up


                                                    TOTAL                         50,751,000      36,227,000

Note: On January 6, 2000, the Company split its authorized capital in a 5 for 1 split such that the authorized capital as on that date of 10,000,000 Equity Shares with a par value of Rs.10 each were redesignated as 50,000,000 Equity Shares with a par value of Rs.2 each. Consequent to this change, the issued equity capital has also been redesignated to reflect the 5 for 1 split. (Also see note 11 (i))


SCHEDULE  2: RESERVES & SURPLUS

                                                                                                    As at
                                                                                                  03.31.1999
                                                                                   Rupees           Rupees
Securities/Share Premium Account:

Balance at the commencement of the year                                           46,850,000              --


Add: Received on shares issued during the year                                   835,056,900      46,850,000

                                                                                 881,906,900      46,850,000

Less: Share issue expenses written off                                            19,862,059              --
(See note - 3 (iii))
                                                      TOTAL                      862,044,841      46,850,000

                            REDIFF.COM INDIA LIMITED
                    (FORMERLY REDIFF COMMUNICATION LIMITED)
                     SCHEDULES FORMING PART OF THE BALANCE
                          SHEET AS AT MARCH 31, 2000.


SCHEDULE  3: UNSECURED LOANS

                                                                                                    As at
                                                                                                  03.31.1999

                                                                                    Rupees         Rupees
Other loans and advances:

From Managing Director (interest free)                                                    --      19,133,859



                               TOTAL                                                      --      19,133,859
                                                                                 -----------     -----------

                            REDIFF.COM INDIA LIMITED
                     (FORMERLY REDIFF COMMUNICATION LIMITED)
        SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT MARCH 31, 2000.

SCHEDULE 4: FIXED ASSETS

                                                                                                                         RUPEES
-----------------------------------------------------------------------------------------------------------------------------------
                                   FURNITURE &    OFFICE       COMPUTER                   LEASEHOLD                       AS AT
                                   FIXTURES       EQUIPMENT    EQUIPMENT     VEHICLES      IMPROVE        TOTAL      MARCH 31, 1999
-----------------------------------------------------------------------------------------------------------------------------------
COST AS AT APRIL 1, 1999           2,957,357      1,818,952    12,134,470    1,509,206           --    18,419,985       9,455,247

ADDITIONS                          6,067,830      5,015,086    55,142,819    4,564,036    6,113,331    76,903,102       8,964,738

DEDUCTIONS/ADJUSTMENTS               342,441        554,411       610,800      398,749           --     1,906,401              --
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL AS AT MARCH 31, 2000         8,682,746      6,279,627    66,666,489    5,674,493    6,113,331    93,416,686      18,419,985

DEPRECIATION UP TO MARCH 31, 2000  1,573,511        519,935    12,443,554      425,394      424,537    15,386,931       3,326,797
-----------------------------------------------------------------------------------------------------------------------------------
NET VALUE AS AT MARCH 31, 2000     7,109,235      5,759,692    54,222,935    5,249,099    5,688,794    78,029,755      15,093,188
-----------------------------------------------------------------------------------------------------------------------------------
NET VALUE AS AT MARCH 31, 1999     2,577,935      1,651,958     9,539,875    1,323,420           --    15,093,188
-----------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION FOR THE YEAR          1,235,967        491,148     9,848,959      389,997      424,537    12,390,608       1,913,216
-----------------------------------------------------------------------------------------------------------------------------------

                            REDIFF.COM INDIA LIMITED
                     (FORMERLY REDIFF COMMUNICATION LIMITED)
        SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT MARCH 31, 2000

SCHEDULE 5 : INVESTMENTS (AT COST, UNQUOTED)

--------------------------------------------------------------------------------
                                                                        AS AT
                                                                     03.31.1999
                                                          RUPEES       RUPEES
--------------------------------------------------------------------------------
LONG TERM INVESTMENTS

TRADE INVESTMENTS
Loansearchindia.com Private Limited

4,800 optionally convertible preference shares of
Re.1 each, at Rs.625 per share                          3,000,000         --


Footforward Communications Private Ltd

21,582 optionally convertible preference shares of
Rs.10 each, at Rs.139 per share                         2,999,898         --

                                                        ---------      --------
                                       TOTAL            5,999,898         --
                                                        =========      ========

SCHEDULE 6 : SUNDRY DEBTORS

-------------------------------------------------------------------------------------------------------
                                                                                               AS AT
                                                                                             03.31.1999
                                                           RUPEES           RUPEES             RUPEES
-------------------------------------------------------------------------------------------------------
Sundry debtors (unsecured, subject to
 confirmation) :


  (a) Outstanding over six months                        10,710,067                           6,163,723

  (b) Others                                             27,642,201                          10,910,470
                                                         ----------                          ----------
                                                                           38,352,268        17,074,193
Less : Provision                                                            2,196,982         2,200,603
                                                                           ----------        ----------
                                 TOTAL                                     36,155,286        14,873,590
                                                                           ==========        ==========
NOTES :

1. (a) Considered good                                                     36,155,286        14,873,590
   (b) Considered doubtful                                                  2,196,982         2,200,603
                                                                           ----------        ----------
                                                                           38,352,268        17,074,193
                                                                           ==========        ==========

2. Due from a company under the same management:
   Rediffusion DY&R Limited                                                    85,000              --
                                                                           ==========        ==========

                            REDIFF.COM INDIA LIMITED
                     (FORMERLY REDIFF COMMUNICATION LIMITED)
        SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT MARCH 31, 2000.

SCHEDULE 7 : CASH AND BANK BALANCES

-----------------------------------------------------------------------------------------------------
                                                                                            AS AT
                                                                                          03.31.1999

                                                      RUPEES             RUPEES             RUPEES
-----------------------------------------------------------------------------------------------------
1. Cash on hand                                                            189,647             28,117

2. Cheques on hand                                                         886,410             10,847

3. Bank balances :

   With Scheduled Banks :

   (i) In current accounts                           20,788,431                             2,105,620

   (ii) In deposit account                          480,462,987                             8,388,269
                                                    -----------                           -----------
                                                                       501,251,418         10,493,889
   With others :

   Norwest Bank, Arizona, U.S.A
   In current account                                                    2,369,336              2,342
   (maximum balance Rs.3,963,095,
   previous year Rs 1,696,862/- )

                                                                       -----------        -----------
                                       TOTAL                           504,696,811         10,535,195
                                                                       ===========        ===========


SCHEDULE 8 : LOANS AND ADVANCES
             (UNSECURED)

--------------------------------------------------------------------------------
                                                                        AS AT
                                                                      03.31.1999

                                                      RUPEES            RUPEES
--------------------------------------------------------------------------------
1. Advances recoverable in cash
    or in kind or for value to be
    received
    -  Interest accrued on fixed deposits           10,090,120            46,172
    -  Capital advances                              7,031,383              --
    -  Others                                       34,185,045         7,444,523

2. Advance for investment                            1,500,000              --

3. Advance payment of income-tax                     2,643,693         1,372,873
                                                    ----------        ----------
                                                    55,450,241         8,863,568

Less : Provision for doubtful advances               1,000,000              --

                                                    ----------        ----------
                                       TOTAL        54,450,241         8,863,568
                                                    ==========        ==========

Notes :
1. (a) Considered good                              54,450,241         8,863,568
   (b) Considered doubtful                           1,000,000              --
                                                    ----------        ----------
                                                    55,450,241         8,863,568
                                                    ==========        ==========

2. Advance payment for investment has been made for a prospective investment in an Internet company. Pending the negotiation and completion of the material provisions of such an investment, the payment has been treated as advance.

                            REDIFF.COM INDIA LIMITED
                    (FORMERLY REDIFF COMMUNICATION LIMITED)
       SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT MARCH 31, 2000.


SCHEDULE 9 : CURRENT LIABILITIES

---------------------------------------------------------------------------------------
                                                                                AS AT
                                                                             03.31.1999

                                                           RUPEES              RUPEES
---------------------------------------------------------------------------------------
Sundry Creditors
- Other than small scale industrial undertakings         133,189,854         13,424,690

Income received in advance                                11,505,096            570,000

                                                         -----------        -----------
                                       TOTAL             144,694,950         13,994,690
                                                         ===========        ===========

SCHEDULE 10 : PROVISIONS

---------------------------------------------------------------------------------------
                                                                                AS AT
                                                                             03.31.1999

                                                           RUPEES              RUPEES
---------------------------------------------------------------------------------------
For gratuity                                                 675,133            499,442

For taxation                                                 339,065            149,065

                                                         -----------        -----------
                                       TOTAL               1,014,198            648,507
                                                         ===========        ===========

SCHEDULE 11 : MISCELLANEOUS EXPENDITURE (TO THE EXTENT NOT WRITTEN OFF OR
               ADJUSTED)

---------------------------------------------------------------------------------------
                                                                                AS AT
                                                                             03.31.1999

                                                           RUPEES              RUPEES
---------------------------------------------------------------------------------------
Deferred offering expenses                                21,046,770               --

Preliminary Expenses                                            --               10,506

Share Issue expenses                                            --            2,020,860

                                                         -----------        -----------
                                       TOTAL              21,046,770          2,031,366
                                                         ===========        ===========

                            REDIFF.COM INDIA LIMITED
                     (FORMERLY REDIFF COMMUNICATION LIMITED)

                SCHEDULES FORMING PART OF PROFIT AND LOSS ACCOUNT
                       FOR THE YEAR ENDED MARCH 31, 2000.


SCHEDULE  12: OPERATING REVENUE

-------------------------------------------------------------------------------------------------
                                                                                        PREVIOUS
                                                                                          YEAR

                                                                         RUPEES          RUPEES
-------------------------------------------------------------------------------------------------
1. Advertising and Services

     - Advertising                                                     34,650,985      12,516,138

     - Services                                                        28,914,710      20,486,802

2. E-Commerce                                                          19,159,032       2,917,185
   (see Note 5 of schedule 16)

                                                                       ----------      ----------
                                                            TOTAL      82,724,727      35,920,125
                                                                       ==========      ==========

SCHEDULE 13: OTHER INCOME

-------------------------------------------------------------------------------------------------
                                                                                        PREVIOUS
                                                                                          YEAR

                                                                         RUPEES          RUPEES
-------------------------------------------------------------------------------------------------
1. Interest on fixed deposit with banks
                                                                       10,781,191       1,192,709
(Tax deducted at source Rs.13,320/-,
Previous year Rs.238,541)

2. Provision for doubtful debts no longer required
                                                                        2,040,173              --

3. Miscellaneous Income
                                                                          131,912              --

4. Foreign exchange gain (net)
                                                                               --         115,713

                                                                       ----------      ----------
                                                            TOTAL      12,953,276       1,308,422
                                                                       ==========      ==========

                            REDIFF.COM INDIA LIMITED
                     (FORMERLY REDIFF COMMUNICATION LIMITED)

                SCHEDULES FORMING PART OF PROFIT AND LOSS ACCOUNT
                       FOR THE YEAR ENDED MARCH 31, 2000.

SCHEDULE  14 : PERSONNEL EXPENSES


                                                                                   PREVIOUS
                                                                                    YEAR

                                                                  RUPEES            RUPEES
Salaries and allowances                                         38,286,713        15,886,506

Retainers in full time service                                   4,559,894         3,373,200

Contribution to provident and other funds                        1,561,157         1,022,787

Provision for gratuity                                             175,691           499,442
(See note 3 (ii))

Staff welfare                                                    1,970,765         1,056,982

                                                   TOTAL        46,554,220        21,838,917

                            REDIFF.COM INDIA LIMITED
                     (FORMERLY REDIFF COMMUNICATION LIMITED)
                SCHEDULES FORMING PART OF PROFIT AND LOSS ACCOUNT
                       FOR THE YEAR ENDED MARCH 31, 2000.

SCHEDULE  15 : OPERATING AND OTHER EXPENSES

                                                                                   PREVIOUS
                                                                                     YEAR
                                                                   RUPEES           RUPEES
Editorial Expenses                                                11,440,566        3,489,380

Photography charges                                                1,387,310          647,018

E-Commerce - Direct Costs                                         17,200,842        3,049,873
(see Note 5 of schedule 16)

Bandwidth Expenses ( net of recoveries Rs.135,000, previous
year Rs.Nil                                                       11,290,478        4,514,518

Software & product development expenses                           21,059,900        5,369,994

Data entry charges                                                 1,739,459          868,596

Advertising & Publicity                                          185,492,896        1,173,165

Provision for sales tax                                            1,500,000             --

Business Promotion expenses                                        7,444,329          590,213

Market Research expenses                                           5,987,586        2,036,133

Rent                                                               9,534,299        5,139,169

Electricity                                                        2,198,635        1,406,918

Rates & Taxes                                                         47,917            7,600

Insurance                                                             97,497           31,986

Traveling & conveyance                                            15,497,020        7,967,187

Telecommunication Charges                                          5,618,022        3,233,689

Repairs and Maintenance - leasehold premises                       1,796,611          197,030

Repairs and Maintenance - Others                                   2,744,908        1,682,556

Legal & Professional Charges                                      11,090,077          964,914

Printing & Stationery                                              1,681,356        1,094,283

Brokerage for leased premises                                      1,197,121          186,910

Staff recruitment expenses                                         1,681,183          225,395

Miscellaneous Expenses                                             4,664,468        1,629,325

Provision for doubtful debts and advances                          3,036,552        2,200,603

Bad debts written off                                              3,587,286             --

Share issue expenses written off                                        --            505,215

Loss on sale of fixed assets (net)                                   185,125             --

Foreign exchange loss (net)                                           10,811             --

                                                   TOTAL         329,212,254       48,211,670

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT.

A. ACCOUNTING POLICIES

1. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The accompanying financial statements have been prepared under the historical cost convention in accordance with accounting principles generally accepted in India ("Indian GAAP") and the provisions of the Companies Act, 1956.

2. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. REVENUE RECOGNITION

ADVERTISING AND SERVICES

Revenue from banners and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provides users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's portal. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

The Company also earns revenues on sponsorship contracts for fees relating to the design, coordination, and integration of the customers' content. Revenue related to the design, coordination and integration of the customer's content is recognized ratably over the term of the contract.

Website development services principally comprise services relating to the designing a client's Internet strategy, marketing approach and assistance with graphics, layout, artwork and content of the client's website. Revenue from such services is recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned.

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT (continued).

E-COMMERCE

Revenue from e-commerce activities primarily consists of sales of books, music, movie tickets, apparel, confectionaries and gift items to retail customers who shop at the Company's online store. The Company sources these products from a network of vendors with whom it has established contractual relationships relating to terms of supply and pricing. When a customer places an order with the Company, the Company places a corresponding order with the appropriate vendor. Once the goods are dispatched by the vendor, the Company books a receivable (from the customer in the case of C.O.D. orders, or from the Company's bank or credit card processing agent, in the case of credit card orders), and a payable to the vendor. Upon dispatch of the goods, the Company normally takes on inventory and credit risk, as well as an obligation to pay the vendor. The Company therefore must bear losses related to undelivered, damaged or returned goods. The Company controls the selling price to the customer. The Company is the "principal" in such transactions, and therefore recognizes as revenue the gross value of such sales upon dispatch. Revenues are recorded net of sales discounts and returns.

Revenue from e-commerce activities also includes fees charged to vendors for creating, designing, and hosting the vendors' product information on the Company's website. Such fees are amortized over the hosting contract period.

NON-MONETARY EXCHANGES

The Company enters into barter arrangements with other parties for advertising on the Company's website in exchange for the Company's advertising on the other party's media. Such transactions are recorded at the fair value of the services received from the other party, or at the fair value of the service provided by the Company if it is not feasible to determine the fair value of the services received. Revenue from non-monetary transactions for the year ended March 31, 2000 was Rs.425,000; there was no revenue from non-monetary transactions in prior years.

4. FIXED ASSETS AND DEPRECIATION.

Fixed assets are stated at historical cost. The Company computes depreciation for all fixed assets using the straight line method over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

               Furniture and fixtures ............      10 years
               Computer equipment ................      3 years
               Office equipment ..................      10 years
               Vehicles ..........................      8 years

               Leasehold improvements ............      6 years


The cost of software purchased for use in product development and services is charged to operations as incurred.

5. INVESTMENTS

Investments classified as long term investments are stated at cost. Provision is made to recognize a decline, other than temporary, in the value of such investments.

6. EMPLOYEE RETIREMENT BENEFITS

GRATUITY

The Company provides for gratuity, an unfunded defined benefit retirement plan covering all its employees, based on third-party actuarial valuations. This plan provides for a lump-sum payment to be made to vested employees at retirement or termination of employment in an amount equivalent to 15 days salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service. The gratuity valuation is made at each year end and the incremental liability over the previous year is provided for in the accounts.

PROVIDENT FUND

Employees and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions to operations as incurred.

7. FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currency are recorded at the original rates of exchange in force at the time transactions are effected. Exchange differences arising on the repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed asset. Exchange differences arising on the settlement of other transactions are recognized in the Profit and Loss Account.

Monetary items (other than those related to acquisition of fixed assets) denominated in a foreign currency are restated using the exchange rates prevailing at the date of Balance Sheet and the resulting net exchange difference is recognized in the Profit and Loss Account.

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT (continued).

Fixed assets purchased at the overseas trading office of the Company are accounted on the basis of actual cost incurred, at the exchange rate prevalent at the time of purchase. Depreciation is charged as per Company policy.

8. INCOME TAXES

Provision for income tax is made on a yearly basis, if needed, under the tax payable method, based on the tax liability as computed after taking credit for allowances and exemptions.

9. STOCK BASED COMPENSATION

The compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company is measured by the difference between the estimated fair value of the Company's shares on the date of grant or award and the exercise price to be paid by the optionholders. The compensation cost of stock options and awards granted to associates of the Company is measured by the Black Scholes model.

The compensation expense is amortized uniformly over the vesting period of the options.

10. SECURITIES / SHARE ISSUE EXPENSES

Securities / Share issue expenses are written off to Securities / Share premium account.

Expenses incurred on a prospective issue of securities are carried in the balance sheet under "Miscellaneous Expenditure" as Deferred Offering Expenses till the issue crystallizes.

11. CONTINGENT LIABILITIES

These are disclosed by way of notes on the balance sheet. Provision is made in the accounts in respect of those liabilities which are likely to materialize after the year-end, till the finalization of accounts and having a material effect on the position stated in the balance sheet.

B. NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. Rediff.com India Limited was incorporated in India on January 9, 1996 as Rediff Communication Private Limited under the Companies Act, 1956. Pursuant to its conversion to a public Company on May 29, 1998 the Company's name was changed to Rediff Communication Limited. With effect from February 15, 2000, the Company's name has been changed to Rediff.com India Limited.

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT (continued).


2. Estimated amount of contracts remaining to be executed on capital account and not provided for.

       RS.                     PREVIOUS YEAR (RS).
       20,686,830                       --

3. CHANGE IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES:

Effective April 1, 1999, the Company has revised certain accounting policies and accounting estimates as it considers that the changes will reflect in a more appropriate preparation and presentation of its financial statements. The changes made are:

        (i)    DEPRECIATION

Depreciation that was earlier provided for at the SLM rates specified in
Schedule XIV to the Companies Act, 1956, has now been provided for on the bases set out in A 4 above, as a result of which the assets will be depreciated over shorter useful lives. Accounting Standard 6 (Revised) on Depreciation Accounting issued by the Institute of Chartered Accountants of India requires that, when there is a revision in the useful life of an asset, the unamortized depreciation amount should be charged over the remaining revised useful life. The Company has however elected to retrospectively recompute depreciation on the new bases from the dates on which the assets were first put to use and to account for the resultant additional charge till March 31, 1999 in this year itself, it being a more conservative approach.

On account of this change, the depreciation charge for the year is higher by Rs.7,154,301, and there is an additional charge of Rs.2,258,712 for depreciation on account of the retrospective recomputation.

        (ii)   GRATUITY

Gratuity liability which was earlier computed at each year end on the basis of "15 days salary for each completed year of service" has now been determined on the basis of third party actuarial valuations. On account of this change, the gratuity expense for the year is lower by Rs.86,117.

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT (continued).

        (iii)  SHARE ISSUE EXPENSES

The unamortized share issue expenses which were earlier written off to the profit and loss account over a period of five years have now been written off to the Securities / Share Premium Account. On account of this change, the Securities / Share premium account at year end is lower by Rs.19,862,059/- and as there is no charge during the year to the profit and loss account for such write off, the loss for the year is lower by Rs.4,073,455/-.

The net impact on the profit and loss account, as a result of the changes noted in (i),(ii), and (iii) above is, that the loss for the year is lower by Rs.2,994,729/-.

4. The Company recently formalized a leave encashment scheme for its employees under which unutilized leave in excess of sixty days and upto a maximum of ninety days can be encashed based on employee's current basic salary. A liability of Rs.2,192,796/- has been recorded for leave encashment as on March 31, 2000.

5. The Company sources products from a network of vendors who utilize the online store of the Company. Therefore, the requirements as to quantitative information are not available. The Company recognizes as revenue in its books the gross sales value of these products and as expense the matching cost of the products sold.

6. EARNINGS IN FOREIGN EXCHANGE:

                                                                  PREVIOUS
                                                   RS.           YEAR (RS.)
                                               ----------        ----------
    (i)        E-commerce activities            9,595,013         1,172,237
    (ii)       Advertising and services         5,282,056           766,217
                                               ----------------------------
                                               14,877,069         1,938,454
                                               ============================

7. EXPENDITURE IN FOREIGN CURRENCY (on accrual basis) (including expenditure capitalized / deferred) on account of:

                                                                  PREVIOUS
                                                   RS.           YEAR (RS.)
                                               ----------        ----------
    (i)        Professional fees               18,258,686           788,395
    (ii)       Other matters                   26,498,556         5,850,567
                                               ----------------------------
                                               44,757,242         6,638,962
                                               ============================

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT (continued).

8. PAYMENT TO AUDITORS (INCLUDING DEFERRED COSTS):
   (EXCLUDING SERVICE TAX)


                                                                                                PREVIOUS
                                                                                 RS.           YEAR (RS.)
                                                                              ---------        ----------
         (i)       Audit fees                                                   300,000           50,000

         (ii)      As adviser, or in any other capacity in respect of:
                         (a)  Tax audit fees                                     50,000               --
                         (b)  In any other manner (Audits
                              for Initial Public Offerings,
                              certification work, etc.)                       7,052,900           50,000
                                                                              --------------------------
                                                                              7,102,900           50,000
                                                                              --------------------------

         (iii)     As expenses                                                    2,433               --
                                                                              --------------------------
                                                                              7,405,333          100,000
                                                                              ==========================

9. PRIOR PERIOD EXPENSES.

Material prior period expenses included in the profit and loss account are the following:

                                                                                                        PREVIOUS
                                                                                        RS.            YEAR (RS.)
                                                                                      --------         ---------
         (i)       Rent                                                                115,000               --
         (ii)      Brokerage for leased premises                                       230,000               --
         (iii)     Bandwidth expenses                                                  125,000               --
         (iv)      Editorial expenses                                                  141,000               --
         (v)       Repairs & maintenance - leasehold premises                          173,761               --
         (vi)      Contribution to provident and other funds                                --          243,930
         (vii)     Depreciation (credit)                                              (392,508)
                                                                                      ========         ========
                                                                         TOTAL         392,253          243,930
                                                                                      ========         ========

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT (continued).

10. STOCK OPTION PLANS

On February 22, 1999, the Company approved the Employee Stock Option Plan 1999 ("1999 ESOP") and the Associate Stock Option Plan 1999 ("1999 ASOP") (collectively "Option Plans") which cover present and future employees, retainers in full time service of the Company and certain associates of the Company. The 1999 ESOP and 1999 ASOP have similar terms. Under the terms of 1999 ESOP, a committee of the Board may award stock options to eligible employees in the form of warrants. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Under the terms of the 1999 ASOP, a committee of the Board may award stock options to eligible associates in the form of warrants. Such warrants vest at the rates set forth in each warrant.

Each allotted warrant carries with it the right to purchase 125 of the Company's Equity Shares at the Exercise Price during the exercise period, which expires five years from the date of grant.

The Exercise Price is determined by the awarding committee, and is intended to be at least the fair value of the Company's Equity Shares on the date of the grant.

Under the Option Plans, the Company has earmarked 5,600 and 3,960 warrants for the 1999 ESOP and 1999 ASOP, respectively, which would entitle the warrant holders to purchase 700,000 and 495,000 Equity Shares, respectively.

The Option Plans also permit the board of directors to earmark further additional warrants under either plan to be issued to eligible parties on such terms and conditions as may then be decided by the board at its absolute discretion.

In April 1999, the Company granted warrants for purchase of 380,000 shares under the Option Plans to eligible parties at an exercise price of Rs.30 per equity share. In June 1999, the Company granted warrants for purchase of 17,500 Equity Shares under the Option Plans to eligible parties at an exercise price of Rs.
45.40 per equity share.

In December 1999, the Company granted warrants for purchase of 25,000 Equity Shares under the Option Plans to eligible parties at an exercise price of Rs.
180.20 per equity share. In January 2000, on various dates, the Company granted warrants for the purchase of 37,500 Equity Shares at an exercise price of Rs.
180.20 per equity share, 145,750 Equity Shares at an exercise price of Rs.208 per equity share, 109,000 Equity Shares at an exercise price of Rs.312 per equity share, and 15,000 Equity Shares at an exercise price of Rs.237 per equity share. In March 2000, the Company granted warrants for the purchase of 35,000 Equity Shares under the Option Plans to eligible parties at an exercise price of Rs.350 per equity share.


11. SUBSEQUENT EVENTS

(i) On May 3, 2000, the Company split its authorized capital in a 2 for 5 reverse split such that 50,000,000 Equity Shares with a par value of Rs.2 each were designated as 20,000,000 SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT (continued).

Equity Shares with a par value of Rs.5 each. Consequent to this change the issued capital at March 31, 2000 of 25,375,500 Equity Shares of Rs.2 each are redesignated to 10,150,200 Equity Shares with a par value of Rs.5 each.

(ii) Pursuant to an initial public offering made by the Company on June 14, 2000, the Company issued 4,600,000 American Depositary Shares ("ADSs") representing 2,300,000 Equity Shares (after giving effect to the 2 for 5 reverse split described above) at a price of U.S.$12 per ADS, for an aggregate sale price of U.S.$55,200,000. On June 20, 2000, pursuant to the exercise of the over allotment option by the underwriters, the Company issued a further 690,000 ADSs equivalent to 345,000 Equity Shares (after giving effect to the 2 for 5 reverse split described above) at a price of U.S.$12 per ADS for an aggregate sale price of U.S.$8,280,000.

12. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE.

(I)     REGISTRATION DETAILS

                       -----------------                  -----------------
Registration No.            96077        State Code              11
                       -----------------                  -----------------


                       -----------------
Balance Sheet Date         03/31/2000
(mm/dd/yy)             -----------------



(II)    CAPITAL RAISED DURING THE YEAR (Amount in Rs. Thousands)

          Public Issue                                    Rights Issue
--------------------------------------------------------------------------------
          Nil                                                Nil
--------------------------------------------------------------------------------

          Bonus Issue                                     Private Placement
--------------------------------------------------------------------------------
          Nil                                              14,524
--------------------------------------------------------------------------------

(III)   POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rs.
        Thousands)

          Total Liabilities                               Total Assets
--------------------------------------------------------------------------------
          1,058,505                                       1,058,505
--------------------------------------------------------------------------------

SOURCES OF FUNDS

          Paid - up Capital                               Reserves & Surplus
--------------------------------------------------------------------------------
          50,751                                           862,045
--------------------------------------------------------------------------------


          Secured Loans                                   Unsecured Loans
--------------------------------------------------------------------------------
            Nil                                              Nil
--------------------------------------------------------------------------------


APPLICATION OF FUNDS

          Net Fixed Assets                                Investments
--------------------------------------------------------------------------------
          78,030                                            6,000
--------------------------------------------------------------------------------

          Net Current Assets                              Misc. Expenditure
--------------------------------------------------------------------------------
          449,593                                          21,047
--------------------------------------------------------------------------------

          Accumulated Losses
--------------------------------------------
          358,126
--------------------------------------------


(IV) PERFORMANCE OF COMPANY (Amount in Rs. Thousands) for the year ended March 31, 2000.

                   Turnover                      Total Expenditure
          ----------------------------------------------------------------
                    82,725                         388,157
          ----------------------------------------------------------------

                 Profit / Loss Before Tax        Profit / Loss After Tax

                ---------------                              ---------------
+         -         292,479                  +         -         292,669
--------------------------------------------------------------------------------
          X                                            X
---------------------                        ---------------------

(Please tick Appropriate
box + for Profit - for Loss)


                     Earning per Share              Dividend @ %

               ---------------------------------------------------------
                         N/A                           Nil
               ---------------------------------------------------------


(V) GENERIC NAMES OF THREE PRINCIPAL PRODUCTS / SERVICES OF COMPANY ( as per monetary terms )

                                          --------------------------------------
         Item Code No. ( ITC )                          N/A
         Product Description              --------------------------------------

                                          --------------------------------------
                                          Advertising and Services
                                          --------------------------------------
                                          E-commerce activities
                                          --------------------------------------


13. Figures of the previous year have been regrouped to conform with this year's groupings wherever necessary.

FOR DELOITTE HASKINS & SELLS                 FOR AND ON BEHALF OF THE BOARD
CHARTERED ACCOUNTANTS



P.B. Pardiwalla                              Ajit Balakrishnan
Partner                                      Chairman & Managing Director

Mumbai, India                                Mumbai, India

Dated: 25 August, 2000                       Dated: 22 August, 2000